July 1, 2008

Via EDGAR and U.S Mail

Amit Pande

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Regions Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File Number 000-50831

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated June 17, 2008, addressed to me regarding your review of Regions Financial Corporation’s (“Regions” or the “Company”) Form 10-K for the fiscal year ended December 31, 2007 (the “Filing”). Detailed responses are included in this letter in bold. The item numbers given to such responses correspond to the numbers indicated in the left-hand margin of the letter of comment referenced above. New, proposed disclosures are included in italics.

1.	We note you experienced a significant increase in your amount of non-performing assets between 2006 and 2007. We also note that you have a significant concentration in real estate construction loans in troubled geographic markets, such as the southwest and Florida. In order to promote greater transparency, please provide us the following information for the periods presented in your Form 10-K and revise future filings to include:

a.	A tabular disclosure of the allocation of your allowance for loans losses by loan category as provided in Item IV.B of Industry Guide 3; and

b.	A tabular disclosure similar to Table 23 on page 69 broken down by loan category.

Regions Response: Regions will include the following table in future annual filings:

Table XX – Allocation of the Allowance for Loan Losses

(Dollars in thousands)	2008		2007	2006	2005	2004
Commercial	$	X	$295,384	$324,539	$218,957	$237,699
Real estate - mortgage		X	498,450	365,136	334,179	337,016
Real estate - construction		X	349,697	189,450	108,722	87,955
Equity lending		X	94,823	95,089	67,874	40,136
Indirect		X	51,762	49,526	19,444	19,671
Other consumer		X	31,128	32,213	34,360	32,244

Total allowance for loan losses	$	X	$1,321,244	$1,055,953	$783,536	$754,721

Non-accrual loans and accruing loans 90 days past due by loan category are not available for periods prior to 2006. This information was not compiled by Regions for periods prior to the operational conversion of Union Planters which culminated in 2005; therefore, Regions is unable to provide this information for 2005 and 2004. Regions will include the following tabular disclosure in future annual filings in addition to the five-year presentation of total non-performing assets:

Table XX - Non-Performing Assets by Loan Type

(Dollars in thousands)	2008			2007	2006
Non-performing loans:
Commercial	$	X		$92,029	$57,343
Real estate - mortgage		X		334,888	182,697
Real estate - construction		X		310,052	56,625
Equity lending		X		6,611	9,537
Indirect		X		9	1
Other consumer		X		—	268

Total non-performing loans		X		743,589	306,471
Foreclosed properties		X		120,465	72,663

Total non-performing assets*	$	X		$864,054	$379,134

Non-performing assets* to loans, net of unearned income and foreclosed properties		X	%	0.90%	0.40%

Accruing loans 90 days past due:
Commercial	$	X		$12,055	$9,920
Real estate - mortgage		X		167,314	69,853
Real estate - construction		X		18,930	15,174
Equity lending		X		146,809	40,760
Indirect		X		6,002	3,207
Other consumer		X		5,575	4,954

	$	X		$356,685	$143,868

*	Excludes accruing loans 90 days past due

Regions will disclose the requested tabular information in the June 30, 2008 Form 10-Q. To the extent there are significant changes in the composition of non-performing assets, Regions will update the annual disclosures in the quarterly reports on future Form 10-Q’s.

2.	Please provide us the following for the periods reported in your Form 10-K and revise future filings to include:

a.	Information required by paragraph 45 of SFAS 142 about excess purchase price, i.e. goodwill, for each reportable segment; and

b.	Disclose any significant changes in the allocation of goodwill by reportable segment.

Regions Response: Regions will revise future filings to add the following disclosure:

Goodwill, in thousands	December 31, 2007	December 31, 2006
General Banking/Treasury	$10,715,201	$10,576,167
Investment Banking/Brokerage/Trust	690,436	527,282
Insurance	86,036	72,198

Total	$11,491,673	$11,175,647

In conjunction with finalizing the purchase price allocation in 2007 from the AmSouth merger, Regions allocated goodwill of approximately $158 million to the Investment Banking/Brokerage/Trust segment. The remaining goodwill associated with the AmSouth merger was allocated to the General Banking/ Treasury segment. Also in 2007, Regions purchased an investment banking firm specializing in healthcare finance, and goodwill related to this acquisition was allocated to the Investment Banking/Brokerage/Trust segment. Regions also purchased an insurance agency in 2007 located in Indiana, and goodwill related to this acquisition was allocated to the Insurance segment.

3.	We note your disclosures on page 87 with respect to intangible assets. Please tell us the following:

a.	Whether you test goodwill for impairment at the reporting segment level, or, if not, provide us the reporting units where goodwill is tested for impairment;

b.	For each of these segments or units, the net income or loss for the year ended December 31, 2007 and the three month period ended March 31, 2008;

c.	For each of these segments or units, the amount of goodwill at December 31, 2007 and at March 31, 2008; and

d.	How you determined that your goodwill balance is not impaired. Please specifically address how you took into consideration the fact that you have been trading at a market value that is below your book value.

Regions Response: Regions tests goodwill impairment at the reporting segment level pursuant to FAS 142. The net income for each of our segments for the three months ended March 31, 2008, and year ended December 31, 2007, is as follows:

Net income, in thousands	Three-Month Period Ended March 31, 2008	Year Ended December 31, 2007
General Banking/Treasury	$249,916	$1,426,155
Investment Banking/Brokerage/Trust	30,973	165,872
Insurance	7,247	18,191

The goodwill allocated to these segments as of March 31, 2008, and December 31, 2007, is as follows:

Goodwill, in thousands	March 31, 2008	December 31, 2007
General Banking/Treasury	$10,715,201	$10,715,201
Investment Banking/Brokerage/Trust	690,436	690,436
Insurance	104,459	86,036

Total	$11,510,096	$11,491,673

Regions’ policy is to evaluate goodwill for impairment annually, and at interim periods when circumstances indicate impairment may be present. Regions evaluated goodwill at the segment level for impairment in the annual impairment test in the fourth quarter of 2007 and determined that goodwill was not impaired in any segment at December 31, 2007. Regions evaluated these segments using both market and income approaches, taking into account various factors (e.g., multiples of net income and earnings before interest, taxes, depreciation and amortization; future cash flow projections; equity capitalization; costs of equity; and weighted-average costs of capital). The market approach is generally based on a multiple of the last twelve months’ net income, while the income approach is based on discounted cash flows derived from assumptions of balance sheet and income statement growth. We believe that the use of these approaches is consistent with widely accepted valuation practices.

During the fourth quarter of 2007 and through the filing of our Form 10-K for the year ended December 31, 2007 on February 26, 2008, we noted a trend of lower trading value relative to book value. However, management could not conclude that this was a long-term trend, particularly when our stock price was trading above book value in the fourth quarter of 2007. Further, given the relatively small difference between our stock price and our book value per share, we determined that a potential buyer would offer a control premium for our business franchise that would adequately cover these differences between trading prices and book values.

During the fourth quarter of 2007 and through the filing of our Form 10-K for the year ended December 31, 2007 on February 26, 2008, our stock prices fluctuated significantly. During the fourth quarter of 2007, the high, low and average prices for our stock were $31.23, $22.84 and $26.21, respectively, while the high, low and average prices during January and February of 2008 through our filing date were $25.84, $17.90 and $22.47, respectively. At December 31, 2007, our book value per share was approximately $28.58. We also considered the trading price of our stock through the filing date of our Form 10-Q for the quarter ended March 31, 2008 on May 6, 2008. During March, April and May through our filing date, the high, low and average prices for our stock were $24.31, $18.53 and $21.08, respectively. At March 31, 2008, our book value per share was approximately $28.82.

While we acknowledge that an entity’s stock price (as well as that of its peers) is a consideration in determining the value of an entity/segment, that market metric is not the only indicator of value. This is particularly true when a company’s share price path appears to be significantly influenced by short-term speculative investors, rather than by long-term value investors. Regions’ experienced a 300 percent increase in short interest since the beginning of 2008 (from 3 percent to 12 percent). Although it is a subjective matter to precisely quantify the impact of these factors on the stock price, we do observe that the assumptions necessary to calibrate an income-based valuation to the recent deterioration in market capitalization are highly pessimistic. Consistent with accepted valuation practices, we consider both the market and income approaches in the determination of value of our segments. However, we feel the income approach is a better measure of the value of our segments in the present environment.

During the second quarter of 2008, we continued to monitor the trading price of our stock as it continued to trade below book value and as a result decided to test goodwill for impairment. That test resulted in no impairment. We believe that this result validates our conclusion that goodwill was not impaired during the first quarter of 2008. We will continue to monitor market conditions and determine if any further interim review of goodwill is needed.

*                                *                                 *

Regions acknowledges its responsibility for the adequacy and accuracy of the disclosures in the Filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing. However, notwithstanding our response to Staff questions or agreeing to different or additional disclosures, Regions continues to believe that our prior disclosures were appropriate. Regions also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions concerning our response to your comment letter, please contact Brad Kimbrough at (205) 326-4972 or me at (205) 264-4174.

Sincerely,

/s/ Irene M. Esteves
Irene M. Esteves

Chief Financial Officer

cc:	Brittany Ebbertt

Staff Accountant

SEC, Division of Corporation Finance